UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Del Taco Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

245496 10 4
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd., Suite 1702
Chicago, Illinois 60604
(312) 347-1709

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON PW Acquisitions LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,343,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,343,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,343,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,343,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,343,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,343,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,343,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,343,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,343,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,343,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,343,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,343,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 245496 10 4

On June 30, 2015, Levy Acquisition Corp. (“LAC”) consummated a business combination (the “Business Combination”) among LAC and Del Taco Holdings, Inc. (“Former Del Taco”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 12, 2015, by and among LAC, Levy Merger Sub, LLC, LAC’s wholly-owned subsidiary (“Merger Sub”), and Former Del Taco, providing for the merger (the “Merger”) of Merger Sub with and into Former Del Taco, with Former Del Taco surviving the Merger as a wholly-owned subsidiary of LAC.  In connection with the closing of the Business Combination, LAC changed its name from Levy Acquisition Corp. to Del Taco Restaurants, Inc.  The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”) with respect to shares of common stock of Del Taco Restaurants, Inc.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Shares”), of Del Taco Restaurants, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 25521 Commercentre Drive, Lake Forest, CA 92630.

Item 2.	Identity and Background.

(a)           This statement is filed by PW Acquisitions LP, a Delaware limited partnership (“PW Acquisitions”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“PW GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), and Patrick Walsh.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

PW GP is the general partner of PW Acquisitions.  PW Capital Management is the investment manager of PW Acquisitions.  Mr. Walsh is the Managing Member and Chief Executive Officer of PW GP and the Managing Member of PW Capital Management.  By virtue of these relationships, each of PW GP, PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares beneficially owned directly by PW Acquisitions.

(b)           The business address of each Reporting Person is 141 W. Jackson Blvd., Suite 1702, Chicago, IL 60604.

(c)           The principal business of PW Acquisitions is investing in securities.  The principal business of PW GP is serving as the general partner of PW Acquisitions and other affiliated entities.  The principal business of PW Capital Management is serving as the investment manager of PW Acquisitions and other affiliated entities.  The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of PW GP and the Managing Member of PW Capital Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of PW Acquisitions, PW GP and PW Capital Management is organized under the laws of the State of Delaware.  Mr. Walsh is a citizen of the United States of America.

CUSIP NO. 245496 10 4

Item 3.	Source and Amount of Funds or Other Consideration.

On July 1, 2015, PW Acquisitions received a pro rata distribution of 2,700,000 Shares from Levy Epic Acquisition Company, LLC (“LEAC”) as a result of the dissolution of LEAC.  As a first phase of the Merger, LEAC had previously invested in Former Del Taco in order to allow it to repay certain indebtedness.  The aggregate purchase price of PW Acquisitions’ membership interest in LEAC was approximately $27,000,000.  Such membership interest was acquired with the working capital of PW Acquisitions.

On June 30, 2015, in consideration for PW Acquisitions purchasing its membership interest in LEAC, PW Acquisitions acquired 643,125 Shares (the “Founder Shares”) from Levy Acquisition Sponsor, LLC (“Levy Sponsor”) for approximately $3,728.  Such Shares were acquired with the working capital of PW Acquisitions.

Item 4.	Purpose of Transaction.

Mr. Walsh is a director of the Issuer.  Except in Mr. Walsh’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 38,802,425 Shares outstanding as of July 1, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on July 2, 2015.

As of the close of business on the date hereof, PW Acquisitions beneficially owned directly 3,343,125 Shares, constituting approximately 8.6% of the Shares outstanding.

PW GP, as the general partner of PW Acquisitions, may be deemed to beneficially own the 3,343,125 Shares directly beneficially owned by PW Acquisitions, constituting approximately 8.6% of the Shares outstanding.

PW Capital Management, as the investment manager of PW Acquisitions, may be deemed to beneficially own the 3,343,125 Shares directly beneficially owned by PW Acquisitions, constituting approximately 8.6% of the Shares outstanding.

CUSIP NO. 245496 10 4

Mr. Walsh, as the Managing Member and Chief Executive Officer of PW GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 3,343,125 Shares directly beneficially owned by PW Acquisitions, constituting approximately 8.6% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)           Each of PW Acquisitions, PW GP, PW Capital Management and Mr. Walsh may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by PW Acquisitions.

(c)           Except as set forth in Item 3 above, there were no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Joint Filing Agreement

On July 10, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Stockholders Agreement

On March 12, 2015, in connection with the Merger Agreement, LAC entered into a stockholders agreement (the “Stockholders Agreement”) with PW Acquisitions and Patrick Walsh (collectively, the “Walsh Parties”) and certain other stockholders.  The Stockholders Agreement took effect concurrent with the closing of the Merger Agreement (the “Effective Time”).

Notice of Proposed Transfers

Pursuant to the terms of the Stockholders Agreement, unless there is in effect a registration statement or similar filing under the applicable federal and state securities laws covering a proposed transfer of any capital stock or other equity securities of the Issuer (the “Capital Stock”) or the transfer will be conducted under Rule 144 of the Securities Act of 1933, as amended, the Walsh Parties must give written notice to the Issuer of their intention to make such transfer not less than five business days prior to the proposed effective date of such transfer.

CUSIP NO. 245496 10 4

Lock-Up Provisions

From the Effective Time until the date that is 12 months following the Effective Time, or six months following the Effective Time if the Rollover Investors (as defined below) no longer hold in the aggregate Shares representing at least 7.5% of the Issuer’s Shares outstanding immediately following the Effective Time, the Walsh Parties may not transfer any Capital Stock or any right, title or interest therein or thereto, unless such transfer is to a Permitted Transferee (as defined in the Stockholders Agreement). The “Rollover Investors” collectively refers to the GSMP Parties, the Charlesbank Parties and the Leonard Green Parties (each as defined in the Stockholders Agreement).

Anti-Takeover Matters

From the Effective Time until the earlier of (x) such time as the Rollover Investors cease to hold in the aggregate Shares representing at least 7.5% of the Issuer’s Shares outstanding immediately following the Effective Time or (y) the second anniversary of the Effective Time, the Walsh Parties may not, directly or indirectly, in any manner, acting alone or in concert with others, (A) acquire, agree to acquire or make any proposal or offer to acquire any Capital Stock or any right, title or interest therein or thereto if such acquisition would result, directly or indirectly, in (1) any of the effects on the Issuer set forth in Rule 13e-3(a)(3)(iii) under the Exchange Act, or (2) the Issuer failing to meet any of the standards required to be met to continue the listing of the Capital Stock on NASDAQ pursuant to NASDAQ listing rules, or (B) make any takeover proposal, whether solicited or unsolicited, (x) without the prior approval of a majority of the disinterested directors of the Issuer’s board of directors and (y) other than a takeover proposal in the form of a merger that will be conditioned upon and subject to receipt of prior approval of stockholders of the Issuer holding a majority of the Capital Stock held by the Issuer’s stockholders other than the Non-Rollover Investors (as defined in the Stockholders Agreement) and their affiliates.

Registration Rights

Pursuant to the Stockholders Agreement, the Walsh Parties were granted certain registration rights with respect to their Shares.

Termination

The Stockholders Agreement will terminate, and all rights and obligations under the Stockholders Agreement will cease, upon the earlier of (a) mutual written agreement of the Rollover Investors, the Walsh Parties and the Levy Parties (as defined in the Stockholders Agreement) and (b) such time as none of the Rollover Investors, the Walsh Parties or the Levy Parties remains party to the Stockholders Agreement.  In addition, the Walsh Parties will cease to be parties to the Stockholders Agreement if they no longer hold Shares representing at least 2% of the Issuer’s Shares outstanding immediately following the Effective Time; provided, that PW Acquisitions and each of its affiliates will continue to be a party to the Stockholders Agreement as long as such person holds Shares for purposes of exercising the rights of a Requesting Holder (as defined in the Stockholders Agreement) with respect to any demand registration of PW Acquisitions.

CUSIP NO. 245496 10 4

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is referenced as Exhibit 99.2 hereto and is incorporated herein by reference.

Securities Assignment Agreements, Securities Escrow Agreement and Letter Agreement

On March 12, 2015, in consideration for PW Acquisitions purchasing its membership interest in LEAC, PW Acquisitions entered into Securities Assignment Agreements with Levy Sponsor pursuant to which Levy Sponsor assigned the 643,125 Founder Shares to PW Acquisitions for $0.0057971 per Share (the “Assignment Agreements”).  The closing of the Assignment Agreements took place on June 30, 2015.  Under the Assignment Agreements, PW Acquisitions agreed that the Founder Shares would be held in escrow and subject to the transfer restrictions and other terms of that certain Securities Escrow Agreement, dated November 13, 2013, by and among LAC, Levy Sponsor, Continental Stock Transfer & Trust Company and the other signatories thereto (the “Escrow Agreement”).  PW Acquisitions also agreed that the Founder Shares would be subject to certain transfer restrictions, and a portion of the Founder Shares would also be subject to forfeiture, pursuant to that certain Letter Agreement, dated November 13, 2013, by and between LAC and Levy Sponsor (the “Letter Agreement”).  Specifically, the Founder Shares may not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the Business Combination or earlier if, subsequent to the Business Combination, (i) the last sale price of the Shares equals or exceeds $12.00 per Share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (ii) the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their Shares for cash, securities or other property.  In addition, 160,781 of the Founder Shares (referred to in the Issuer’s public filings as “Founder Earnout Shares”) will be subject to forfeiture on the fifth anniversary of the Business Combination unless, following the Business Combination, the last sale price of the Shares equals or exceeds $13.00 per Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period or the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their Shares for consideration in cash, securities or other property which equals or exceeds $13.00 per Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

The foregoing description of the Escrow Agreement and Letter Agreement is qualified in its entirety by reference to the full text of the Escrow Agreement and Letter Agreement, which are referenced as Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated herein by reference.

Class B-2 Interest in Levy Sponsor

PW Acquisitions owns Class B-2 interests of Levy Sponsor (the “Interests”).  The Interests currently represent the economic benefit of Warrants held by Levy Sponsor to purchase up to 600,000 Shares of the Issuer or the proceeds of disposition thereof.   These Warrants will become exercisable on July 30, 2015.  Each Warrant entitles the holder thereof to purchase one Share for $11.50 per Share.  The Warrants (including the Shares issuable upon exercise of the Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by Levy Sponsor until 30 days after the completion of the Business Combination (except, among other limited exceptions, to officers and directors of the Issuer and other persons or entities affiliated with Levy Sponsor) and they are not redeemable by the Issuer so long as they are held by Levy Sponsor or its permitted transferees.  PW Acquisitions’ rights are limited to receiving its pro rata share of distributions, if any, made on account of the Interests and has no discretion to make any decisions with respect to the Warrants, including decisions with respect to the sale, transfer, exercise, exchange or redemption of the Warrants.

PL Agreement

On February 28, 2015, PW GP entered into a letter agreement with Del Taco Series, a series of Pleasant Lake Opportunities Fund LP (“PL”), pursuant to which PL will pay PW GP a percentage of any aggregate net profits generated by PL with respect to its investment of $25,000,000 in LEAC, which fee shall be payable upon PL’s full disposition of the Shares it received in connection with the pro rata distribution of Shares to PL as a result of the dissolution of LEAC.  Any fee paid to PW GP is in consideration for non-binding advice and other assistance rendered by PW GP to PL prior to the entry into the letter agreement with respect to PL’s investment in LEAC.  The Reporting Persons have no investment authority or discretion with respect to the Shares owned by PL.

CUSIP NO. 245496 10 4

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among PW Acquisitions LP, PW Partners Atlas Funds, LLC, PW Partners Capital Management LLC and Patrick Walsh, dated July 10, 2015.

99.2
Stockholders Agreement by and among Levy Acquisition Corp., PW Acquisitions LP, Patrick Walsh and certain other holders of common stock of Levy Acquisition Corp. and certain other persons, dated as of March 12, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on March 12, 2015).

99.3
Form of Securities Escrow Agreement by and among Levy Acquisition Corp., Levy Acquisition Sponsor, LLC, Continental Stock Transfer & Trust Company and the other signatories thereto (incorporated by reference to Exhibit 10.8 to the Form S-1 filed by the Issuer on October 7, 2013).

99.4
Letter Agreement by and between Levy Acquisition Corp. and Levy Acquisition Sponsor, LLC, dated November 13, 2013 (incorporated by reference to Exhibit 10.1(a) to the Form 8-K filed by the Issuer on November 19, 2013).

CUSIP NO. 245496 10 4

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  July 10, 2015

PW ACQUISITIONS LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH